Alice A. Pellegrino Director

Merrill Lynch Investment Managers, LP Princeton Services, Inc. General Partner

Administrative Offices 800 Scudders Mill Road Plainsboro, New Jersey 08536

Mailing address: P.O. Box 9011 Princeton, New Jersey 08543-9011

VIA ELECTRONIC FILING

September 19, 2006

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Attention:  Division of Investment Management

Re:	Request for Withdrawal of Certain Registration Statements

Ladies and Gentlemen:

We hereby request withdrawal of the post-effective amendments to the registration statements on Form N-1A of each open-end registered investment company listed in Appendix A to this letter (each, an “Open-End Registrant”), each as filed with the Securities and Exchange Commission (the “Commission”) on the date set forth opposite the applicable Open-End Registrant’s name on Appendix A, together with the exhibits attached thereto. These post-effective amendments have not to date been declared effective. Each Open-End Registrant intends to update its registration statement on or before October 2, 2006, pursuant to a post-effective amendment filed with the Commission pursuant to Rule 485(b)(1)(vii) under the Securities Act of 1933.

Any questions or comments regarding this filing should be directed to Ellen W. Harris at (212) 839-5583 or Carol Whitesides at (212) 839-7316, both at the law firm of Sidley Austin LLP.

Sincerely,

Sincerely,

/s/ Alice A. Pellegrino
Alice A. Pellegrino Secretary of each Registrant listed on Appendix A

Appendix A

Open-End Registrants

Fund Name	Securities Act of 1933 File No.	Investment Company Act of 1940 File No.	Date Filed

Merrill Lynch Multi-State Municipal Series Trust Separate Registration Statements filed for the following Series:
Merrill Lynch Florida Municipal Bond Fund	333-133972	811-04375	August 29, 2006
Merrill Lynch New Jersey Municipal Bond Fund	333-130529	811-04375	August 23, 2006
Merrill Lynch New York Municipal Bond Fund	333-130529	811-04375	August 25, 2006
Merrill Lynch Pennsylvania Municipal Bond Fund	333-130529	811-04375	August 24, 2006

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